EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

Peachtree Alternative Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$28,587,779.51	$87.00	$2,487.14
Fees Previously Paid	-		-
Total Transaction Valuation
Total Fees Due for Filing	$28,587,779.51		$2,487.14
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$2,487.14

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $2,487.14 is being paid in connection with the filing of the Schedule TO-I by Peachtree Alternative Strategies Fund (File No. 005-89754) on October 19, 2026.